THEODORE C. CADWELL, JR
PARTNER
(612) 343-2160
FAX (612) 340-8738
cadwell.ted@dorsey.com
[Dorsey & Whitney LLP Letterhead]
April 11, 2007
VIA EDGAR SUBMISSION
Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	ATS Medical, Inc.
Registration Statement on Form S-3
Filed March 29, 2007
File No. 333-141666
Dear Ms. Fisher:
     On behalf of ATS Medical, Inc., a Minnesota corporation (the “Company”), this letter responds to the comment received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated April 9, 2007 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comment contained in the Comment Letter appears directly above the Company’s response.
Incorporation of Documents by Reference, page 18
     1. Comment:
     We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you intend to file in connection with your 2007 annual meeting of shareholders. Please ensure that you have made a filing that contains all of the Part III information prior to the time you request acceleration of the effectiveness of your registration statement.

Securities and Exchange Commission
April 11, 2007

     Response:
     We understand that all of the Part III information must be included in the proxy statement filed in connection with the Company’s annual meeting of shareholders prior to acceleration of effectiveness of the Registration Statement. In that regard, please note that the Company’s definitive proxy statement containing all of the Part III disclosure requirements was filed with the Commission on April 10, 2007.
*       *       *
     If you have any questions regarding this letter or the Registration Statement, please feel free to contact me at (612) 343-2160, or in my absence, Tim Hearn at (612) 340-7802.

Sincerely,
/s/ Theodore C. Cadwell, Jr.

Theodore C. Cadwell, Jr.

cc:       Michael R. Kramer
            Timothy S. Hearn, Esq.